CUMULUS MEDIA INC.
Prohibitions on the Use of Inside Information in Connection with
Trading Company Securities
I.    General Rule
The U.S. securities laws regulate the sale and purchase of securities in the interest of protecting the investing public. U.S. securities laws give the company, its officers and directors, and other employees the responsibility to ensure that information about the company is not used unlawfully in the purchase and sale of securities.
All employees should pay particularly close attention to the laws against trading on “inside” information.
In general, it is a violation of the federal securities laws for any person to buy or sell securities if he or she is in possession of material inside information. Information is material if it could affect a person’s decision whether to buy, sell, or hold the securities. It is inside information if it has not been publicly disclosed. Furthermore, it is illegal for any person in possession of material inside information to provide other people with such information or to recommend that they buy or sell the securities. (This is called “tipping.”) In that case, they may both be held liable.
A breach of the inside trading laws could expose the insider to criminal fines up to three times the profits earned and imprisonment up to ten years, in addition to civil penalties (up to three times of the profits earned) and injunctive actions. Punitive damages may be imposed under applicable state laws. Securities laws also subject controlling persons to civil penalties for illegal insider trading by employees, including employees located outside the United States. “Controlling persons” include the company, and is being interpreted by the SEC to include directors, officers, and supervisors. These persons may be subject to fines up to the greater of $1,000,000 or three times the profit (or loss avoided) by the insider trader.
Inside information does not belong to the individual directors, officers, or other employees who may handle it or otherwise become knowledgeable about it. For any person to use such information for personal benefit or to disclose it to others outside the company violates the company’s interests. More particularly, in connection with the trading in company securities, it is a fraud against members of the investing public and against the company.
II.    To Whom Does the Policy Apply?
The prohibition against trading on inside information applies to directors, officers, and all other employees, both domestic and international, of the company and its subsidiaries, and to other people who are given access to that information by directors, officers and employees (collectively, “Covered Persons”).

III.    Other Companies’ Stock
The same rules apply to other companies’ stocks. Covered Persons who learn material information about suppliers, customers, or competitors through their work at the company, should keep it confidential and not buy or sell stock in such companies until the information becomes public. Covered Persons should not give tips to other persons about such stocks.
IV.    Trading in Options
The insider trading prohibition also applies to trading in options, such as put and call options. Certain stock exchanges permit trading in put and call options on company stock. Option trading is highly speculative and very risky. People who buy options are betting that the stock price will move rapidly. For that reason, when a person trades in options in his employer’s stock, it will arouse suspicion in the eyes of the SEC that the person was trading on the basis of inside information, particularly where the trading occurs before a company announcement or major event. It is difficult for a Covered Person to prove that he or she did not know about the announcement or event.
If the SEC or the stock exchanges were to notice active options trading by one or more Covered Persons of the company prior to an announcement, they would investigate. Such an investigation could be embarrassing to the company (as well as expensive), and could result in severe penalties and expense for the persons involved. For all of these reasons, the company prohibits Covered Persons from trading in options on company stock. This policy does not pertain to employee stock options granted by the company. Employee stock options cannot be traded.
V.    Guidelines
The following guidelines should be followed in order to ensure compliance with the applicable antifraud laws and with the company’s policies.
A.    Nondisclosure
Material inside information must not be disclosed to anyone except to persons within the company whose positions require them to know it, until it has been publicly released by the company.
B.    Trading in Company Securities
Covered Persons are PROHIBITED from placing a purchase or sale order, or recommending that another person place a purchase or sale order, in the company’s securities when he or she has knowledge of ANY material information concerning the company that has not been disclosed to the public. This includes orders for purchases and sales of stock and convertible securities (such as convertible debentures). The exercise of employee stock options is not subject to this policy. However, stock that was acquired upon exercise of a stock option or through our stock purchase plan will be treated like any other stock, and may not be sold by a Covered Person who is in possession of material inside information. Any Covered Person who possesses material inside information should wait two business days after the information has been publicly released before trading.
C.    Avoid Speculation
The company encourages all Covered Persons to avoid speculating in company stock. Our stock option program gives certain Covered Persons an opportunity to share in the future growth of the company and company stock is offered in our stock purchase plan. But investing means buying to share in the growth of the company—it does not mean short-range speculation based on fluctuations in the market. Covered Persons may sell shares acquired though exercise of options or through our stock purchase plan (as long as he or she is not in possession of any material non-public information). The company, however, encourages Covered Persons to avoid frequent trading in company stock. Speculating in company stock is not part of the company culture.
D.    Trading in Other Securities
No Covered Person should place a purchase or sale order, or recommend that another person place a purchase or sale order, in the securities of another corporation if the Covered Person learns in the course of his or her employment confidential information about the other corporation that is likely to affect the value of those securities. For example, it would be a violation of the securities laws if a Covered Person learned through company sources that the company intended to purchase assets from a company and then bought or sold stock in that other company because of the likely increase or decrease in the value of its securities.
E.    Trading in Options
Company policy prohibits trading in company options, warrants, puts, and calls.
F.    Additional Trading Guidelines for Restricted Persons
To avoid any appearance of impropriety, Covered Persons who are directors and officers of the company and their secretaries or assistants, directors of sales, and market managers and all other employees in the Atlanta and New York City corporate offices (collectively, “Restricted Persons”) are prohibited, regardless of whether they possess material non-public information, from trading in company stock during certain “restricted periods.” Restricted periods commence on that certain day that is fourteen (14) calendar days prior to the last day of any fiscal quarter or fiscal year end and continue through the second business day following the public release of any summary annual or quarterly financial results for that period. Further, the company might declare other restricted periods occasioned by, for example, merger negotiations, that would apply to specific Covered Persons (who may not otherwise be Restricted Persons). Such Covered Persons will be notified of the event-specific restricted period. The existence of such event-specific restricted period should not be communicated beyond those notified.
Restricted Persons must obtain prior clearance for all trades from the General Counsel.
In addition, all Restricted Persons who are directors of the Company, or have been designated as Executive Officers of the Company or as the Director of Investor Relations (or person holding comparable position) (“Designated Restricted Persons”), shall also be subject to the following guidelines: All sales of shares of common stock of the Company by Designated Restricted Persons shall be made in accordance with the terms of this policy (or any other applicable Company policy in effect from time to time) and all other applicable provisions of law; provided that no Designated Restricted Person may directly or indirectly sell shares constituting more than 7.5% of the shares of common stock of the Company then beneficially owned (as defined by SEC rules) by him or her (together with any shares issuable to him or her pursuant to outstanding equity awards that remain subject to vesting requirements, whether time-based, performance-based or other specified vesting criteria) during any calendar quarter, and not more than 30% of such shares per year (the “Annual Limit”). Notwithstanding the foregoing, a Designated Restricted Person shall be permitted to sell shares of common stock of the Company in excess of the Annual Limit solely with respect to, and up to maximum amount of, the number of shares acquired upon exercise of Company-granted stock options during the final year, and only during the final year, that such options are eligible to be exercised.
Regular purchases of company stock pursuant to our stock purchase plan by Restricted Persons may continue to occur as they have in the past without concern for restricted periods. However, Covered Persons are prohibited from increasing or decreasing their level of participation in the stock purchase plan, or selling company stock purchased pursuant to the stock purchase plan, during a restricted period.
Stock options granted under our stock options plans to Restricted Persons may be exercised at any time, if both the option price and any tax withholding obligation are paid in cash. However, if either the option price or any tax withholding obligation is to be paid by surrendering outstanding shares of company stock or by relinquishing a portion of the shares that are subject to the exercise, the exercise may occur only outside a restricted period, because both the surrender of outstanding shares in payment of the option price and the relinquishment of shares that are subject to the exercise in effect involve the sale of such shares to the company at their fair market value on the date of exercise.
Similarly, if the option price and any tax withholding obligation are to be paid out of the proceeds of sale through a broker of some or all of the shares that are subject to the option exercise, the exercise may occur only outside a restricted period. The sale of shares acquired pursuant to the exercise of a stock option by a Restricted Person, regardless of the method of payment of the option price and any tax withholding obligation, may occur only outside a restricted period.
VI.    Other Securities Matters
Officers, directors, and holders of 10 percent or more of the company’s securities will be liable for “short-swing” profits from purchases and sales of the company’s securities under Section 16(b) of the Exchange Act. This section provides that any such person who makes both a purchase and sale or a sale and purchase of the company’s securities within a period of six months must pay to the company the excess of the sale price over the purchase price even if no real profits was made.
If a Covered Person holds restricted securities, i.e., securities that cannot be resold by that Covered Person unless registered under the Securities Act of 1933, sold pursuant to Rule 144, or disposed of pursuant to another exception from the registration requirements of the Securities

Act, or if a Covered Person is an officer, director, or the owner of 10 percent or more of the company’s equity securities, he or she should consult with the General Counsel prior to effecting a purchase or sale of the company’s securities.

March 2021